UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

1759 Purdy Avenue, Suite 300

Miami Beach, Florida 33139

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

The following Exhibit 99.1 is furnished as part of this Current Report on Form 6-K.

Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-236949) and Form F-10 (File No. 333-291669).

Exhibit Number	Description

99.1	Seventh Amendment to Seventh Amended and Restated Credit Agreement, entered into as of April 29, 2025, among GFL Environmental Inc., each of GFL Environmental Inc.'s subsidiaries party thereto, Canadian Imperial Bank of Commerce, as administrative agent, Bank of Montreal, as collateral agent and the lenders and others party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

Date: February 18, 2026	By:	/s/ Mindy Gilbert
Name: Mindy Gilbert
Title: Executive Vice President and Chief Legal Officer